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                                    This Prospectus Sticker dated October 25,
                                    2000 Pursuant to Rule 424(b)(3)
                                    supplements Registration Statement No.
                                    333-38332 dated June 29, 2000

                              Recent Developments

On October 19, 2000, we agreed to sell the broadband subscriber management software business of our subsidiary Cais Software Solutions ("CaisSoft") to Cisco Systems, Inc. ("Cisco") in exchange for gross cash proceeds to us of $147 million, of which approximately 27% will be placed in escrow. Both parties hope to close this transaction prior to calendar year-end 2000.

The assets sold to Cisco include our IPORT technology. We will retain a five-year, royalty-free license to use IPORT in our existing hotel and multi-family environments. We intend on negotiating a royalty-based license to use IPORT beyond the five-year term. We will continue to focus on our core competencies in high-speed public internet access. For more information concerning this transaction, see our Form 8-K, as filed with the SEC on October 20, 2000.

In addition, the San Diego Foundation has been added as a selling stockholder of 9,000 shares as a result of a gift of shares from two selling stockholders, Neil R. Senturia and Barbara Bry. Due to this gift and unrelated sales of our stock, Mr. Senturia's and Ms. Bry's total shares registered for resale are adjusted to 213,070 and 35,072, respectively.